                                                     Filed by NVIDIA Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 000-22651



                                    NVIDIA
                           Investor Conference Call
                               December 18, 2000
                                10:00 a.m. EST


[Participants:
OP = Operator
JH = Jen-Hsun Huang, President and CEO of NVIDIA
CH = Christine Hoberg, CFO of NVIDIA
Others as identified within the transcript]



OP: Ladies and gentlemen, thank you for standing by. Welcome to the NVIDIA Investor Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the "1" followed by the "4" on your telephone. As a reminder, this conference is being recorded Monday, December 18, 2000. I would now like to turn the conference over to Mr. Jen-Hsun Huang, President and Chief Executive Officer. Please go ahead, sir.

JH: Thank you. Welcome to our conference call to discuss last week's exciting transaction with 3DFX. Before I start, Chris will read our Safe Harbor disclosure. Thank you.

CH: During the course of this conference call, we may make forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include
- but are not limited to - risks relating to the completion of the contemplated transaction, including the risk that required regulatory clearances or shareholder approval might not be obtained in a timely manner, or at all.

NVIDIA -- December 18, 2000                                               Page 2


     In addition, statements in this conference call relating to the expected benefits of the contemplated transaction are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and assets of NVIDIA Corporation and 3DFX Interactive, umanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors described in the most recent Form 10-Q, most recent Form 10-K, and other periodic reports filed by NVIDIA and 3DFX with the Securities and Exchange Commission.

JH: Thanks, Chris. On Friday, December 15th, we announced that NVIDIA and 3DFX have signed an agreement for NVIDIA to purchase certain graphics-related assets of 3DFX, a pioneer and recognized leader in graphics technology.

     These assets include but are not limited to all the patents, pending patent applications, trademarks, brand names and chip inventory related to the graphics business at 3DFX. For these assets, NVIDIA will pay 3DFX a total consideration of $70 million in cash and one million shares of common stock. In addition, 3DFX and NVIDIA have agreed to stay the patent infringement litigation between them through the closing of the transaction, at which time it will be jointly dismissed with prejudice.

     This acquisition will be accounted for as a purchase and, if approved by 3DFX shareholders and meets the satisfaction of regulatory requirements and other customary closing conditions, is expected to close approximately 120 days from the signing of the definitive agreement. We expect to close the transaction the first quarter of NVIDIA's fiscal year 2002.

     There are several important benefits we receive from this transaction. The first is access to several teams of world-class talent. 3DFX has a significant amount of expertise in graphics technology and was further strengthened by the recent $186 million acquisition of Gigapixel. In addition to buying the graphics-related assets of 3DFX, we are excited about the opportunity to add a significant number of world-class engineers to the NVIDIA team.

     We're in the process of meeting with key technical talent at 3DFX and will have extended over 100 offers by the end of today. We are confident that a large number of those offers will be accepted and we look forward to combining the world-class engineering talents of our two companies.

     The increase in our engineering talent will allow us to bring products and development to market sooner and address incremental markets, all of which should increase the rapid revenue growth rate of NVIDIA.

     3DFX also has a strong IP portfolio, with seven patents granted and 40 more pending. Many of these are fundamental patents of Gigapixel's work in tile-based rendering. Combined

NVIDIA -- December 18, 2000                                               Page 3


with NVIDIA's 33 granted patents and 50 more pending, we will own many of the key technologies that form the cornerstone of the future of 3D graphics. And although we believe our products do not infringe on 3DFX's claimed patents, the elimination of our lawsuits will reduce expensive legal expenses and enable us to better focus on growing our business.

     This transaction has immediate and strategic benefits to NVIDIA. The surge of world-class engineers will turbocharge our many products in development and accelerate our entry into new markets. And the combination of our technologies will further galvanize our already strong market position.

     Let me turn you over to Chris for financial guidance.

CH: We expect to make, and have already made, some employment offers to over 100 former employees of 3DFX, with a significant majority of those offers relating to hardware and software engineers. Assuming 100 acceptances in R&D and 10 acceptances in SG&A, incremental expenses in Q4 will be $2.0 million in R&D and $100,000 in SG&A. Interest income should decrease approximately $100,000, relating to the $15 million loan we will advance to 3DFX this week. The impact on EPS is approximately 1.5 cents for Q4.

     Incremental operating expenses in Q1 of fiscal 2002 will be $4 million in R&D and $200,000 in SG&A. Interest income will decline by approximately $600,000 in Q1. The net impact on EPS for Q1 is 3 cents.

     R&D expenses in Q2 will increase by approximately $2.6 million, with a $1.6 million decrease in interest income, equating to a 3 cent impact to EPS in Q2. By Q3, the incremental head count adds related to this transaction equal our internal hiring plan, such that there is no further change in Q3 and Q4 to operating expense guidance. Interest income will continue to decline by approximately $1.6 million per quarter, or 1 cent per share, in each of Q3 and Q4.

     Please note that we have not assumed any incremental sales or gross profit relating to this transaction at this point in time, but fully intend to leverage the NVIDIA brand in retail, as well as potentially leverage the Voodoo brand to increase our market share in the retail channel. Our goal is for this transaction to be accretive to the earnings of NVIDIA.

     In summary, at an operating level, the dilutive effect of this transaction, excluding goodwill and other one-time charges which will occur in the quarter the transaction closes, are 1.5 cents in Q4, 3 cents in each of Q1 and Q2. Goodwill should approximate $6 million per quarter and other one-time charges of approximately $8 million will occur at closing, estimated to be in Q1 of fiscal 2002. Further revisions to our estimate of goodwill and related amortization will be forthcoming once an independent valuation is received.

NVIDIA -- December 18, 2000                                               Page 4


     On a final note concerning guidance, excluding the effect of this transaction as described above, there are no further changes to our guidance for Q4 or fiscal 2002 for either revenue or EPS. We remain comfortable with the current estimates, subject to the revisions for this transaction.

     We'd be happy to take questions now.

Questions and Answers

OP: Ladies and gentlemen, we will now begin the question and answer session. If you have a question, please press the "1" followed by the "4" on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the "1" followed by the "3". If you are on a speaker-phone, please pick up your handset before entering your request. One moment please, for your first question.

          Your first question is from Mark Edelstone from Morgan Stanley. Please proceed with your question.

ME: Good morning, guys. Two questions for you. One, if I could, on 3DFX, and then one particular to NVIDIA. The question on 3DFX... I think at the end of the last quarter, which is October, they had talked about inventory something like $45 million and I assume that over the last month and a half they have drawn that down quite a bit. I wonder if you could give us a current look at what you think their inventories are and what you think the value of those would be?

          And then, secondly, pertaining to NVIDIA, I appreciate the update on guidance for the company overall. Could you just kind of give us your sense as to how you see the quarter shaping up and just how you see NVIDIA's business doing in the market relative to a lot of the comments we've heard from the PC companies, as well as key suppliers like Intel and Microsoft?

JH: First of all, Mark, with respect to inventory, the majority of their inventory right now sits in chip form, with some of it in board and parts form. We own the chip inventory, of course, and we're going to figure out, over the next several months, I guess, with respect of how to dispose of it going forward. There are a couple of customers who have on-going requirements for it, although the requirement is not very high.

          The second one has to do with guidance for our numbers. Generally speaking, the market is soft for the mainstream PC market. However, we're relatively well diversified to do well with respect to the consumer, the commercial and the workstation lines.

NVIDIA -- December 18, 2000                                               Page 5


          The thing that is really driving our business, of course, is ultimately the new products we have going are the GeForce2MX is on fire, continues to do extremely well, as we transition both the GeForce2MX, which is the first GPU in the mainframe market place, as well as any transformation of that business from our TNT2 model over to the GeForce2MX model, will always be a benefit to us.

          There's also, of course, the mobile business, our next generation product, the increase, the ramp-up of our workstation products and design wins that we haven't announced as of yet that we will announce in the first quarter of next year, are all going to be driving our business. So, at the moment we feel comfortable with our quarter. There is a general softness; however, our new products and our new market penetration opportunities give us the opportunity to grow through it.

ME:  Great.  Thanks a lot, Jen-Hsun.

JH:  Yeah, thanks, Mark.

OP: Your next question is from Hans Mosesmann from Prudential Securities. Please proceed with your question.

HM: Great. Congratulations on the acquisition. A couple of questions, Jen-Hsun. Of the 100 employees that you're talking to, or have extended offers to, how many of these are hardware engineers? And question number two, what are the key patents that you think you can get the most mileage out of here, over the next year? Are these the Gigapixel ones? Thanks.

JH: Hi, Hans. Thank you. Let's see, the first question has to do with the breakout, or the disciplines, of the various 100 people or so. The majority of the engineers that we'll be bringing over to NVIDIA are architecture: hardware, and that would represent the vast majority; some software; and very, very few in SG&A. The people that we're targeting represent about 25% of the overall workforce of 3DFX. With the guidance of their management team and also with our own understanding of the people who are working there, we're targeting the best of the best of the best at 3DFX, and in our dialogue with them, these engineers are absolutely world class.

          There's no question in our mind that I think the next generation products that they're in the process of developing simply ran out of runway, from a financial perspective, but they're exciting products and they're no doubt going to be break-through products in development.

          With respect to the patents that we're excited about, obviously 3DFX has been a very innovative company in 3D graphics. The architects and the engineers at 3DFX are

NVIDIA -- December 18, 2000                                               Page 6


     some of the best in the world. Their business strategy may not have been the best, but in the final analysis their technology's pretty terrific.

          The Gigapixel technology is also very exciting to us. With respect to the rendering architectures of the future of 3D graphics, there are really two major or fundamental approaches that companies have taken. We and Gigapixel are probably on the far extremes of rendering architectures, and we're just really excited that NVIDIA now owns the patents; and more importantly, has the experience to develop rendering architectures that span nearly the entire spectrum of the 3D graphics universe. We're excited about that. We're excited about that.

HM: One last question. On the manufacturing... or on the board level product, or the manufacturing location that 3DFX has in Mexico...is that part of the acquisition or is that excluded?

JH: Yeah, that's a very good question, Hans. We are extremely focused in this particular transaction to focus completely on the strategic and technical assets of 3DFX. All of the board inventory, all of the liabilities with respect to the manufacturing, the responsibilities for supporting the Voodoo brand, branded boards in the channel, customer support, all of that stuff is going to be left for the 3DFX management.

HM:  So you're just focused on the chips and the patents then?

JH:  That's correct.

HM:  Great.  Thanks again.  'Bye.

JH:  Yeah.  Thanks, Hans.

OP: Your next question is from Tae Kim from Welch Capital. Please proceed with your question.

TK:  Hi, Jen-Hsun.  Congratulations on the deal.

JH:  Thanks, Tae.

TK: My question is on 3DFX. From your understanding if the deal passes, do you think the million shares of NVIDIA stock will be passed onto 3DFX shareholders? And my second question is: do you plan on launching any of the pipeline products that 3DFX had, like Rampage?

JH: So, on the first question, our hope is that there's something left over to be able to pass on to the shareholders, but obviously we don't know how much absolute liability they have. We are aware that it's quite a substantial sum - we have a sense of it - and that ought to be gotten directly from the 3DFX management team.

          The way that we structured the deal, our hope is that they do have residual value that they can pass along to the shareholders. But the reason why we structured this deal

NVIDIA -- December 18, 2000                                               Page 7


     this way is really to be able to gain access to the assets of 3DFX and all the great technology that they've developed over the years, their retail brand, and to be able to stay away from the liabilities that, quite frankly, we're not going to know for quite some time yet. And so, this particular deal shelters NVIDIA from the challenges of sorting through those liabilities, and also, of course, the management attention that it would have taken to properly shut that business down. Their Chief Financial Officer and CEO obviously will be quite consumed by that activity and hopefully they could do it in such a way that the shareholders will see some benefits.

          With respect to their next generation products, they have two generations that are in development beyond the Rampage, which was targeted for Q1 of next year. We're quite excited about those products in the pipeline development. We're going to quickly take a look at them, starting probably next week, and hopefully with all the architects sitting on both sides of the table we'll be able to quickly assess how much of the technologies to incorporate from each one of these powerful products into our follow-on generation products.

          And so, we're quite excited about the opportunity to go through that process. In fact, I personally can't wait, and so we're just going to assess it as soon as we know more.

TK:  Great.  Congratulations again.

JH:  Yeah, thanks, Tae.

OP: Your next question is from Jeff Myers from Ivory Capital. Please proceed with your question.

JM: Hi. I guess I'm just trying to understand the deal a little bit better. I think you guys had actually mentioned, maybe last quarter, that you did not need to do any acquisitions. It seems in this deal that you're picking up a bunch of inventory that wasn't selling particularly well. And the engineers are basically free agents who you have to hire, but I guess they can go to ATI as well. So, I guess I'm wondering what, exactly, you guys are getting out of this deal?

JH: Yeah, that's a good question. In fact, you probably came at it the reverse way, the way I would have come at it. It is true that engineers are free agents, and by the way, the engineers that work at NVIDIA right now are free agents. So, the way to think about it is ultimately the people that we're having dialogues with and spending a great deal of time with (and obviously we also know who they are, through a dialogue with the senior management, technical management at 3DFX, so we're able to understand who the best of the best are) are that pool of engineers who are clearly passionate about 3D graphics; they're passionate about developing products in this space and have a great deal of

NVIDIA -- December 18, 2000                                               Page 8


     expertise that are in the 3D graphics area. And so I think it's natural, if you will, that NVIDIA will make a good place for them to come.

          Ultimately everybody wants to build winning products, wants to be part of a winning team, and I think that we're able to provide that environment for them.

          There are no guarantees here; however, we're quite encouraged by our early dialogue and the ability to get in front of them in a very concerted effort, if you will, and be able to put our best foot forward. To approach these very many hardware engineers, architects and software engineers is extremely important to us.

          In the end, the quality of this transaction will be measured by the people that we bring over; the contributions they make to our future product development; and the value of the technology patents, which is very important in this particular transaction as well.

JM: I guess one quick follow-up. It just sounds like, the way you talk about the products, that you guys haven't really had a chance to look through the product portfolio that thoroughly. Was there something that, I guess, forced this deal into action now or what's behind that?

JH: Ultimately what forced this deal into action is the timing of 3DFX. If this deal doesn't happen, my sense is that it would have been impossible, as the company exploded, for us to get in front of those engineers in an organized way. And so I think that they had, ultimately, a couple of different options. They could have - and would have - entered into a strategic relationship with someone else or the company would have had a different financial transaction, which would have been really hard for us to contain the engineers in a rational way.

          So, I think ultimately there are very few options to bring on board entire teams of engineers. They either scatter into the wind; you have to buy the company, which in our particular case you would also agree that buying the entire entity of 3DFX was not smart at his point; and then also the third opportunity is to do something like what we're doing.

JM:  Okay, thanks.

OP: Your next question is from Peter Vanderlee from Smith Barney Asset Management. Please proceed with your question.

PV: Yeah, one clarification. NVIDIA is not taking on any of the liabilities of 3DFX? And then secondly, another clarification: the revenue guidance for 2001 - calendar 2001 or fiscal 2002 - has not changed. But do you have any expectations to derive incremental revenues from the 3DFX products, specifically the Voodoo product? And then lastly, can you give some more color on how you will eventually leverage the Voodoo brand in the retail channel? Thanks.

NVIDIA -- December 18, 2000                                               Page 9


JH: First question, relating to liabilities. We are absolutely not going to assume any of the liabilities and that is the reason we decided to structure the deal the way we did. We don't know how much liability they have. We have a sense of how much liability - it's pretty large - but we don't have the absolute amount. So it makes absolutely no sense for us to get in front of that, both from the financial exposure, the legal exposure, but also the major management distraction it would have represented.

          The second question: revenue opportunities. We're comfortable with the guidance we've offered in fiscal 2001, particularly Q4, that Chris just gave guidance on. We're comfortable with both revenue and EPS guidance. With respect to revenue opportunities from their own products, it's not really particularly important to us. Ultimately, if their products are suitable for their existing customers in the channel, or if it would have been replaced by one of our products in the channel, I think that both are equally fine for us.

          With respect to the Voodoo brand, they've invested millions in the Voodoo brand. It is a well-recognized brand. In the gamer community it is still the brand of choice. They have something like 30-40% of the retail market at any given point in time. That part of the market place has been very loyal to the brand, and my sense is that by combining the best technology from 3DFX... or, excuse me, the best technology from NVIDIA and the brand from 3DFX, we have some pretty terrific opportunities in the retail channel. We haven't firmed our plans there, but we plan to. It's something that we're quite excited about.

PV:  Okay, thanks.

OP: Your next question is from Marc Cohodes from Rocker Partners. Please proceed with your question.

MC: Thank you. Congratulations, Jen-Hsun. I have a question on your relationship with the Edom, and why that business continues to grow sequentially. I would have asked this on your conference call, but your 10-Q came out and it seems that if Edom didn't grow as much as it did sequentially, your revenues would have been flat. So how is that?

JH: Yeah, Marc. First of all, thank you. Edom is our distributor in Taiwan, and the reason why that business continues to grow so quickly has a couple of different reasons. The first reason, and the most important reason, is the on-going growth of the system builders. It is relatively clear now and I think several companies - including Intel and others - have alluded to the fact that the system builder business in Q4 is actually quite solid; that some of the OEMs are under some amount of pressure; but the system builders all over the world continue to do quite well. And from our estimation

NVIDIA -- December 18, 2000                                              Page 10


     and our feeling from the market place, that is pretty consistent with what we're seeing. And so the system builders represent something along the lines of half of all the PCs sold in the world, more in Europe, a little bit less in the United States. Some people call them white box movers. And the system builder marketplace is completely served through Edom or the Taiwanese board manufacturers on our behalf. And so that is the reason why that has been an on-going successful business for us.

          The PC OEMs: we've had a very strong coverage over the years and it continues to be strong; but the system builder is where we're seeing a tremendous amount of penetration. And it's a marketplace, or a channel, that historically has been served by Matrox and ATI and others. I think we're just seeing a terrific amount of success in that area now, fueled really by the technology, but by the fact that our brand is well-known all over the world at this point; and also because we have a complete product family that is completely architecturally compatible. For the system builders, that's particularly important, because they don't have enough engineering staff to qualify too many different architectures, so our one architecture that spans the entire product portfolio, or the product range, is quite important to them.

MC:  Okay, Jen-Hsun Thanks.

JH:  Thanks, Marc.

OP: Your next question is from Danielle Green from CTW. Please proceed with your question.

DG: Hi. Can I just ask how you'll be positioning the two brands? Will they co-exist alongside each other, or will the NVIDIA brand be sort of sunk into the 3DFX brand?

JH: Yeah, that's a good question. We haven't completely sorted out all of the brand positioning, but at the highest level, my sense is that the technology brand will continue to be the NVIDIA technology brand. Where we could really, really take advantage of the Voodoo brand is in retail, the gamer market, and the... you know, more generically, just the retail market all over the world. And so we're going to think hard about how we can take advantage of the brand. We're quite excited about it, and combined with our GeForce technology, my sense is that we'll have an opportunity to grow our retail market share from about 30-some-odd percent to something very close to well north of 60% and 70%.

DG: Also, will this affect distribution at all? Distribution arrangements in Europe anyway?

JH: Yeah, the distribution arrangement... and I think what you're mentioning, and distribution is really the channel, what we consider the channels of both retail, as well as system builders, is that correct?

NVIDIA -- December 18, 2000                                              Page 11


DG:  Yeah.

JH: Yeah. My sense is that that won't affect... we have no current plans of affecting our channel relationships. We're going to continue to work with graphics add-in card manufacturers in Taiwan, companies like Mitac, like Gigabyte, like AsusTek, like Leadtek, that have terrific distribution relationships in Europe. One of the reasons why, in Marc's previous comment, one of the reasons why we're growing so quickly in the Asian market is because of the strengthening of the Taiwanese distributors, Taiwanese manufactures in Europe, particularly. And so we've going to continue to leverage those relationships, continue to focus on them. And my sense is that that's a pretty good strategy for us right now.

DG:  Okay, great.  Thank you.

JH:  Thank you.

OP: Your next question is from Albert Lin from MeerKat Management. Please proceed with your question.

AL: Hi. With an additional 110 people, basically, from 3DFX, why wouldn't you guys guide an EPS increase in 2001 at some point? It just seems- what -- over $100 million spent, plus all of these additional people? Shareholders should get a ramp in earnings at some point. Otherwise, why do it?

JH: Yeah, that's a good question. We absolutely expect the engineers to be able to contribute to our bottom line by delivering products, by driving new product developments. The way to think about it, Albert, is we're hiring a hundred or so, maybe if not more, employees per quarter all by ourselves. NVIDIA today is about 700-and-some-odd employees. We're growing by somewhere between 100-150 per quarter, and we need to grow by that many just to sustain the market footprint that we've been able to capture or enter with our current products.

          So if you take a look at our product lines: we have the GPU product line, which has the GeForce2 Ultra as our flagship, all the way down to GeForce2 MX as the mainstream GPU, down to TNT2 as our entry-level products; that we will, in the near future, by first quarter of next year, have a new flagship that people refer to as the NV20, and so that GPU product line in itself requires hundreds of engineers to be able to sustain. The barriers to entry have grown to be an extraordinary level. The technology that we develop at this stage is far more complex than microprocessors, and we'll continue to nurture that and continue to drive that particular product line to new heights.

NVIDIA -- December 18, 2000                                              Page 12


          The second product category, or product family, is mobile, that we recently introduced. The mobile market place is one of the fastest-growing consumer electronics or electronics marketplaces, and we're going to continue to drive that particular market place very, very hard, starting with the GeForce 2 Go, but there are many, many products in the pipeline that are targeted at that market.

          The third market is the integrated market, basically the low-end PC marketplace, where integration with system logic, integration with other system peripherals, is extremely important. That requires an entire family of... team of engineers targeted at that, not to mention the consumer electronics marketplace with our XBox efforts, plus others that we haven't announced yet.

          And so, if you take a look at each one of these product road maps, and including products like the product category we announced recently -- called the MCP, standing for media communication processors, that has its own many versions and road map associated with it -- all of these products require a substantial amount of engineering resources to drive. And so this surge of engineering - world class - engineering effort from our combination with 3DFX here is something that will really turbocharge the company. So I'm quite excited about it.

          With respect to... Chris is about to make a point, here, with me. Maybe I'll just let Chris make the point.

CH: Yeah, Albert, I think clearly at this point in time, we are trying to be very conservative and trying to be prudent. But to give you a sense of calibration, we would need to increase our revenues somewhere between $10-15 million in each quarter in order for this transaction to be accretive. Now clearly we believe that is very feasible, but until we really have sorted out how we were going to leverage the Voodoo brand in retail, it seemed... it just seemed more proper to talk about the incremental expenses and then follow up with, "Okay, what kind of revenue increases are we seeing?" But again, just to give you a calibration, just $10-15 million more in sales per quarter will make the deal accretive, and clearly, our goal - as I said in my comments - our goal is to make this deal accretive, not dilutive.

AL: So, internally then, do either of you... can you give us some sense of when you think you could at least recoup the $70 million sort of cash investment? At $15 million a quarter, it seems like by the time you... even if you have your typical operating profit, we're still looking at something like two years out.

JH: Yeah, I think it's probably premature to do low-level analysis like that. Suffice it to say, Allan, what we feel really excited about the transaction is bringing in the intellectual

NVIDIA -- December 18, 2000                                              Page 13


     property, bringing in the core team. In the final analysis, it is what drives our company. At the heart of our company are the architects, the ASIC designers, the software engineers. It is the beginning of where everything that is good starts. And being able to nearly increase that... our intellectual capital, if you will... by well over 50%, if we were just to count from the number of engineers, I think that that's a pretty exciting thing. It just allows us to drive our products better, to substantially staff each and every one of these complicated programs, and be able to get into new markets that we've not been able to look at really, simply because of resource constraints. So, there's no question in my mind that intellectual capital is given a major boost.

AL: One last thing. Is the factory in Juarez part of the assets you'll get, and what do you guys plan to do with that?

JH: We are absolutely going to stay away from all of the liabilities. And all of the board manufacturing facilities, simply because the management distraction, the financial exposure, are simply too great. So none of the liabilities will be coming over to us.

AL:  Thanks.

OP: Your next question is from Dan Scovel from Needham & Co. Please proceed with your question.

DS: Yeah, thank you. The Gigapixel guys in the past had indicated they felt they had some technology that would prove beneficial, eventually anyway, in the XBox, and I think 3DFX management had some plans, at least some time, to look at wireless cell phones and really expand the market. Can you comment on those sorts of opportunities? Do you see their technology as giving you some plans to diversify or enhance any of those moves in your company?

JH: Yeah, Dan, the Gigapixel technology is actually quite innovative. Where they really focused, and one of its breakthrough characteristics, if you will, is the ability to deliver very high visual realism, very high interactivity, very high performance, if you will, while reducing the memory bandwidth required. And memory, in the final analysis, is one of the most expensive components in 3D graphics, and memory bandwidth is one of our scarcest resources technologically, as we continue to drive up visual realism. It's very complex technology, and it's something that has been tried for many, many generations.

          There is an alternative approach that NVIDIA has pursued, and my sense is that over time you're going to find that elements of both will come into play as we develop our next generation processors in order to capitalize on the benefits of each one of the architectures.

NVIDIA -- December 18, 2000                                              Page 14


          In terms of the benefits, maybe from the market perspective, the market benefits of the tiling-based -- tile-based architecture - renderers. One of the benefits, of course, is that anything that requires... or, any applications where the memory bandwidth is extremely low it will continue to deliver quite good performance, because its basic architectural characteristics, and when you mentioned cell phones, we've mentioned a hand-held, those applications, I think, in the final analysis, are good fits.

DS:  Thank you.  Good luck.

JH:  Yeah, thanks, Dan.

OP: Your next question is from Mark Johnson from Calamos Asset Management. Please proceed with your question.

MJ: Yeah, good morning. Just a question regarding R&D expenditures on a pro forma basis for the next couple years; kind of how you envision that developing, if you would, please?

JH: Okay, so Mark, the way that we think about it is: we are hiring about 100-150 people per quarter and, on a revenue basis or in terms of financial effectiveness-basis per employee, we've always been about 1.2 to... yeah,
     1.2 some-odd million dollars per employee. And we've let revenues get ahead of our hiring historically, and it remains to be ahead of our hiring, even with this acquisition.

          My sense is that by the... in Chris's analysis, by the middle of the second quarter, and certainly by the third quarter, all of this influx of engineers will completely be within the original business plan that we have.

MJ: Okay, so you don't see a real increase in R&D as a result of the influx of new people. It's just realization of those numbers?

JH: That's correct, and we're going to get a step function to accelerate the introduction of... or, accelerate those numbers quite substantially, by basically about a quarter and a half or two quarters.

MJ: And can you give me your current thoughts on R&D for next year, and the following, if you've got it?

JH:  Yeah, Chris is looking it up right now.  Hang on a second, Mark.

MJ:  Thank you very much.

CH: Yeah, and in fact, Mark, our model for R&D is 12-14%, and we've actually been running at the low end, if not below. And with the incremental R&D related to this transaction, we actually still end up, for next fiscal year, at slightly below 12%. So, Q1 has the biggest impact, and that's estimated to be somewhere around 12.5%, but then it starts tapering down again.

NVIDIA -- December 18, 2000                                              Page 15


MJ:  Great, Chris.  Thank you.

CH:  Okay.

JH:  Thanks, Mark.

OP: Your next question is from Eric Ruff from Lydian Asset Management. Please proceed with your question.

ER: Yes, thank you. Could you give a quick breakdown of your market segments between the consumer PC market versus your higher end corporate market, as far as sales?

JH: Okay, so, I'm going to give you the high level while Chris maybe looks up some of these numbers, and I'll just give you a quick sense.

          The way we look at the markets is we look at it both vertically, which is high end to low end, but also in market segments, and we basically serve, with our products today three major market segments: the consumer market, the commercial desktop market, as well as the workstation market.

          The consumer market has the enthusiasts and what we call the mainstream. The enthusiast market is served by our GeForce2 Ultra. The mainstream is GeForce2 MX, and the low end part of our market is TNT2.

          The commercial desktop high end is probably GeForce2 GTS and the mainstream part of the market place is TNT2.

          Now, the workstation part of our market place, on the high end is served by Quadro2 Pro, which just started ramping into production last quarter, towards the tail end of last quarter, and the mid-range product is called Quadro2 MXR. Both of those two products are ramping into production and continue to ramp nicely throughout his quarter.

          In terms of overall breakout in the market place, I would guess that our consumer exposure is something along the lines of about 50%; and our commercial desktop is about 40%; and workstations is about 10%. That's sort of a big, big, rough highlight, but my sense is it won't be much further off than that.

ER: Okay, and you mentioned just a few minutes ago that you do see a slowdown in the consumer PC segment, but do you see that offset by the other two segments?

JH: You know, the way that we... so, that's a good question, and the clarification there that I should give you is that now you have to break it down by channel, okay? The channel is characterized by retail, small office, home office and the PC OEMs. We see retail relatively soft. We see the PC OEMs relatively flattish in most of the OEMs that we serve, and we see the system builders, which is the channel, uppish relative to previous quarters.

NVIDIA -- December 18, 2000                                              Page 16


          And so I think if you take a look at the guidance that we've seen from other major PC OEMs, we do recognize that the retail PC segment is relatively softish; however, most of those retail PCs are low-end PCs because it's really problematic to stock the high end PCs. And as a result, the low end PCs, our exposure is probably lower than the high end PCs. The retail channel is affected that way. The high end PCs are driven primarily by Pentium 4s. The initial ramp was a successful ramp, and I think Intel has already announced that they're going to go through very aggressive price cutting for the Pentium 4s to really drive sales of the Pentium 4s into the mainstream part of the market place. That's going to help us tremendously.

ER: Okay, great. And one last question: your sales guidance that you gave on your last earnings conference call was about 50% growth for fiscal year '02 from this year. Is that still on track, even with 3DFX? Currently it seems like with the 50% growth rate you're coming up with revenues of about $1 billion for fiscal year '02. Is that in the ballpark?

JH: Yeah, we're still comfortable with our guidance on fiscal year '02. If you take a look at the big picture of graphics, we have something along the lines of 40 some-odd per cent market share. With this particular acquisition of 3DFX and further consolidation of the graphics market place, I think NVIDIA is really well-positioned to capture more of what we call the stand-alone graphics market.

          However, we've also recently introduced our mobile efforts, our integrated graphics efforts, our consumer electronics efforts, and further expansion into the workstation market place. And all of these, combined with the increase of market share in just our stand-alone desktop graphics market place, will continue to drive our growth. And if we execute well, which we are intensely focused on doing all the time, my sense is that we're in a pretty good position to grow quite aggressively throughout next year.

ER:  Okay.  Thank you.

OP: Your next question is from David Swanson from Intel. Please proceed with your question.

DS: Hi. Yeah, this is Dave. I'm just wondering: with the introduction of the NVIDIA chip set line, as that line becomes successful, how do you see that impacting your overall market segmentation model? Do you see that taking over at the low end? Do you see your low-end graphics controller development winding down and developing controller cores specifically for the chip set?

JH: Yeah, so the way we see the market place is really in stand-alone GPUs, where the market is interested in a variety of probably three factors. Number one, that particular segment of the market place is interested in performance and the latest generation technology.

NVIDIA -- December 18, 2000                                              Page 17


          Second reason is because of features that are unique to certain market places. For example, multiple displays -- the ability to drive flat panels, which is still quite difficult to integrate into a core logic -- and various types of high end display, high end resolutions that are cost-prohibitive to integrate into the basic chassis, necessarily.

          The third one is just expandability. Some people like the fact that you have an expansion slot in a PC so that you can upgrade it for video capture -- for example, if somebody wants to do home video editing or various other applications.

          So those three reasons tend to drive... tend to continue to drive the availability of distinct -- what we call -- stand-alone graphics processors.

          On the low end part of the market place, which we estimate to be something along the lines of 40% plus or minus a couple of percent or so, depending on product transitions, mostly at Intel really. That 40-45% plus or minus is going to be integrated graphics and we intend to be a very significant player in that space.

          Our initial product plans are specifically targeted at AMD. However, we have almost no market coverage in the integrated graphics space today and that's just going to drive our continued growth. I'm quite excited about that part of the marketplace because it offers us all kinds of interesting innovation opportunities there.

          But I see, overall - the way to think about it - I see it as half and half of the marketplace, which is pretty consistent with what people are seeing today. Next year, my sense is that, based on the product road map of Pentium 4 -- Pentium 4 having very few integrated graphics solutions in the market place at this point, which says that next year will likely be a very large year for stand-alone graphics GPUs -- if Pentium 4 is very aggressive in the mid-range and the low end part of the market places.

          Did that answer your question, David?

DS:  No, that's great.

JH:  Okay, thanks.

OP: You have a follow-up question from Jeff Myers from Ivory Capital. Please proceed with your question.

JM: Hi. I guess you guys mentioned that you're still comfortable with the guidance for next year. I'm wondering if there's any sort of underlying change in the assumptions to get to that guidance in terms of maybe greater ramp from some of the newer products, like mobile or the Xbox, to get there. Or is it the same segmentation of guidance as before?

JH: Our guidance next year reflects several things, and first of all it should reflect some amount of conservatism. But fundamentally our business is on a track that is relatively locked and loaded at this point, for next year. The first one is to continue innovation and

NVIDIA -- December 18, 2000                                              Page 18


     to continue to capture market share for GPUs. We have a pipeline of products that are coming out for next year that I'm just really, really excited about, and we're going to take rendering and 3D graphics to levels you've never seen before.

          So, that's the first, fundamental track. My sense is that we have every opportunity to grow that business from our current base of a couple hundred million dollars revenue run-rate of last quarter.

          The second track is mobile. The mobile marketplace is a market where we have zero penetration today. We've already announced the world's largest laptop supplier -- the most critical, the most demanding of all the laptop suppliers -- in the world. Toshiba has announced that they've selected GeForce2 Go as their graphics processor. And our expectation with that part of the marketplace is no different than our expectation in the desktop part of the marketplace. We use a very similar strategy: segmentation. We use a strategy of driving top to bottom and maximizing our architectural reach within each customer base and each channel.

          The third part, third market place, is workstations that we've already announced. Quadro2 Pro and Quadro2 MXR make our basic line-up today.
     We're going to continue to innovate in that space, and we'll continue to bring out new products. And we'll bring a rhythm of execution into the workstation industry that they've never known before.

          The fourth is integrated core logic. Dave previously alluded to our integrated core logic road map. Although we haven't announced it, the enthusiasm in the market place is very high and it's been somewhat of a buzz in the Asia-Pacific area, where the majority of the top-class, world-class motherboard manufacturers such as AsusTech, Gigabyte and Microstar are located.

          And the last one is just continued expansion of our products into platforms that demand the best graphics. Consumer electronics, of course, is one of them. The game console, XBox, is just doing terrifically. Microsoft is just doing an awesome job in signing up game developers. There are 150 game developers signed up all over the world, and we're shipping XBox developer kits at a pretty significant rate now, and Electronic Arts, in fact, just signed up. Electronic Arts is the number one game developer in the world, in terms of independent game developers, and their support of XBox is an incredible endorsement for how they feel about XBox. I don't think I remembered them signing up for a box this early and being so public about it.

          And so, the last ones are products that we haven't announced yet, but there are some that we haven't announced yet, and we're excited to announce it in the next quarter or so.

NVIDIA -- December 18, 2000                                              Page 19


JM: Okay, just to clarify a little bit, so what is - and this might be my fault for not knowing this before - but what is your current revenue guidance, I guess, for next year? And just the margin, given all the things that we've seen in the OEMs. I mean, has more of that revenue guidance for next year shifted to the mobile workstations, integrated core logic, from the core PC business?

JH: Yeah, so, the way to think about that, Jeff, is that we've been relatively consistent that NVIDIA is in a market expansion, market share growth, phase of our life. And we're consolidating the market and raising the barrier to entry so the number of players is dwindling very, very rapidly, and that allows us to continue to capture market share. So, even in an environment where the market is relatively flattish, we continue to grow. In fact, all through last year, whether it's Q2 where the market was actually down, NVIDIA grew 15%.

          And so our growth strategy comes from, number one, market share expansion through consolidation, and also adoption, the transition of 2D graphics to 3D graphics, which continues to go at a pretty significant pace, and number two is new markets. And that will... and if we execute well, and I think that's the most important thing... is that if NVIDIA continues to be intensely focused on execution, as we have been, and as we've adopted and created a culture that is so intensely focused on execution, if we continue to keep our eyes on the ball my sense is that the consolidation, the market share expansion, and new market reach of our franchise is going to continue to drive our growth.

JM:  Thanks.

JH:  Yeah.

OP: You have a follow-up question from Marc Cohodes from Rocker Partners. Please proceed with your question.

MC: Jen-Hsun, don't get me wrong - I give you a lot of credit - you put an axe in the head of these 3DFX guys. But back to this Edom and where you're going to get you growth. I mean, Edom's customers include Acer and NEC and a lot of these Asian PC guys who are just dying. And your tier-1 growth, Jen-Hsun, just doesn't exist in the past few quarters. I mean, you've been getting it through Edom. So, the PC business is clearly worse than it was three months ago, but yet you keep saying that there's no change in guidance. Well, if the business is worse, and there's no change in guidance, what really gives, here? I mean, what gives?

JH: Yeah. Well, Marc, we can only analyze our business to the extent we can analyze our business, and the truth of the matter is we don't know what we don't know. However, let's talk about Edom specifically. By the way, Edom is our gateway to Taiwan. There

NVIDIA -- December 18, 2000                                              Page 20


     are many, many customers that we serve directly behind Edom. Edom is our distributor, right? And so the way to think about it is that Taiwan is a strategic hub, and a strategic distribution channel for the world, not just the Asian manufacturers. So, let me give you some specific examples.

          Through AsusTech, we serve Sony and HP. Through LeadTek we serve Fujitsu-Siemens, Legend in China. I'm not sure who exactly we serve NEC with in Taiwan. Acer is done directly by Acer. Also, the system builder arm of Acer buys our chips, puts it on an add-in card, and sells it globally in system builders.

          So, all of those are OEMs that are served through Taiwan. Probably the one that I need to emphasize the most here, so that we have perfect clarity, is system builders. System builders are thousands of customers all over the world, that I can't even name, and these are served by all of these graphics add-in card customers. And they're geographically so diverse, from Australia to England to Germany to France to.. you know, on and on and on. So, all of these countries are served... we serve all of these countries by taking our brand to Taiwan. These add-in card manufacturers then take our basic reference design kit and the basic drivers, and they take it and supply manufacturing, customer support, local presence and distribute our products that way.

          And as you know, the system builder marketplace, although relatively soft in Q3, is relatively strong in Q4. And so that's what we're seeing. I guess we can only see what see, but then the other part of it has to come from the fact that be believe that our new products will help us drive our growth. GeForce2 MX was announced last quarter and that particular shipment is just on fire right now, and we're going to continue to build as many GeForce2 MXs as we can, and GeForce2 MX is bringing the GPU into the mainstream market place. And any new market share that it captures is a good thing, and even if it replaces a TNT 2, that's a good thing. We're simply replacing a TNT2 with a higher premium, higher ASP product.

          So, new products, a transitioning of the older family of products by the new products, and also new markets that we serve, that will be announced relatively shortly, here, will continue to drive our growth.

MC:  Okay, thanks.

JH:  Thanks, Marc.

OP: There are no further questions. I'd like to turn the conference back to you.

JH: Well, thank you very much. This is was an exciting morning. I'm glad we were able to answer your questions, and we look forward to talking to you at the end of our quarter.

NVIDIA -- December 18, 2000                                              Page 21


     Our end of quarter is January, and that's our fiscal end of the year as well, so we look forward to talking to you again. Thank you very much.

OP: Ladies and gentlemen, that does conclude your conference call for today. You may disconnect and thank you for participating.

[End of conference call]

NVIDIA plans to file a Registration Statement on SEC Form S-4 in connection with the transaction, and NVIDIA and 3dfx expects to mail a Proxy Statement/Prospectus to shareholders of 3dfx containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NVIDIA, 3dfx, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from NVIDIA by directing a request through the Investors Relations portion of NVIDIA's website at http://www.nvidia.com or by mail to NVIDIA, 3535 Monroe Street, Santa Clara, CA 95051, attention: Investor Relations, telephone: (408) 615-2500.

In addition to the Registration Statement and the Proxy Statement/Prospectus, NVIDIA and 3dfx file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NVIDIA or 3dfx at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York
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information on the public reference rooms.  NVIDIA's and 3dfx's filings with the
Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                                            ------------------

     Interests of Certain Persons in the Transaction.

The directors and executive officers of NVIDIA and 3dfx have interests in the transaction, some of which may differ from, or may be in addition to, those of 3dfx's shareholders generally. A description of the interests that NVIDIA's and 3dfx's directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus. 3dfx will be and certain of its directors, executive officers and other members of 3dfx's management and employees may be soliciting proxies from 3dfx shareholders in favor of the transaction. The directors and officers of NVIDIA may be deemed to be participants in 3dfx's solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when its filed with the Securities and Exchange Commission.